September 14, 2007

Mellissa Campbell Duru

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., mail stop 7010

Washington, DC 20549

Re:	Marathon Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 13, 2007
File No. 033-07065

Dear Ms. Duru:

This is to confirm our conversation today with respect to Marathon Oil Corporation’s proposed date to file its response to the SEC’s comment letter dated August 21, 2007. As discussed, Marathon intends to file its response on Friday, October 19, 2007. This date was acceptable to you.

Thank you for your consideration in this matter. Please call the undersigned at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Richard J. Kolencik
Richard J. Kolencik
General Attorney